Jefferies LLC

520 Madison Avenue

New York, New York 10022

July 31, 2018

VIA EDGAR

William Mastrianna

Office of Information Technologies and Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Forum Merger II Corporation
Registration Statement on Form S-1 Filed July 6, 2018, as amended File No. 333-226084

Dear Mr. Mastrianna:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other Underwriters, hereby join in the request of Forum Merger II Corporation that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern time on Thursday, August 2, 2018, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, approximately 238 copies of the Preliminary Prospectus dated July 6, 2018 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

Each of the undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,
JEFFERIES LLC

By:	/s/ Tina Pappas
Name: Tina Pappas Title: Managing Director

As Representative of the Underwriters